Exhibit (2)(s)

Calculation of Filing Fee Tables

FORM N-2

(Form Type)

SKYBRIDGE G II FUND, LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation (a)	Fee rate (b)	Amount of Filing Fee

Fees to Be Paid	$1,000,000	0.0000927	$92.70

Fees Previously Paid	—	—	—

Total Transaction Valuation	$1,000,000

Total Fees Due for Filing			$92.70

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$92.70

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.
(b)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.